UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated May 15, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: 1st quarter 2007 results

PRESS RELEASE

Paris – May 10, 2007

FIRST QUARTER 2007 RESULTS

A SOLID START TO THE YEAR

Strong first quarter results

•

Net Sales up 4.7% to €1,260 million

•

Recurring EBITDA* +27% to €205 million, versus €161 million in the first quarter 2006

•

Recurring EBITDA margin up to 16.3%, versus 13.4 % in the first quarter 2006

•

Operating Profit +88% to €130 million from €69 million in the first quarter 2006

•

Net Profit of €59 million, versus a €36 million loss in the first quarter 2006

Key highlights

•

Solid demand levels and strong pricing at the beginning of the year

•

Closing of Silicones and Rhodia Organics' Sulphuric products divestments with significant capital gains recorded in the first quarter

•

Continuing refinancing efforts resulting in significant reduction in future interest costs

Summary income statement

In € million	Q1 2006	Q1 2007	% Variation
Net Sales	1,203	1,260	+4.7%
Recurring EBITDA*	161	205	+27%
Recurring EBITDA margin on Net Sales	13.4%	16.3%	-
Operating Profit	69	130	+88%
Profit/(loss) from continuing operations	1	(14)	-
Profit/(loss) from discontinued operations	(36)	74	-
Net Profit/(loss) Group Share	(36)	59	-

"The first quarter 2007 marks a solid start to the year. Operating performance has continued to progress", said Chief Executive Officer Jean-Pierre Clamadieu. "Rhodia is progressing along its route to profitable growth by building on the businesses in which we enjoy solid leadership positions."

* Before restructuring and other operating income and expenses

1.

Strong increase in Operating Profit

Net Sales rose by 4.7% to €1,260 million in the first three months of 2007, from €1,203 million a year earlier. This increase was driven by a 5% volume growth and a 5% positive impact from price increases. Foreign exchange had a 5% negative impact, due to the strength of the Euro against most currencies.

Recurring EBITDA climbed 27% to €205 million, including €33 million of recurring EBITDA generated by CER (Certified Emission Reduction) sales. The recurring EBITDA margin was up to 16.3% in the first quarter 2007 from 13.4% in the first quarter 2006; chemical business margins rose to 14.1% from 13.4%.

Operating Profit increased to €130 million, benefiting from the strong growth in recurring EBITDA.

The Financial Result totaled a negative €118 million, being impacted by non-recurring costs of
€62 million relating mainly to the successful cash tender offer for the USD Senior Notes due 2010.

The Net Profit Group Share for the first quarter 2007 totaled €59 million, compared to a loss of €36 million in the first quarter 2006. In addition to the ongoing progress in operating performance, Net Income was negatively impacted by the costs of financial and operational restructuring and favorably impacted by the capital gains on divestments.

2.

Net Debt reduction and improved balance sheet structure

Operating Cash Flow totaled €106 million in the first quarter 2007.

After taking into account the seasonal increase in Working Capital and restructuring cash costs, Free Cash Flow* was negative at €95 million.

Consolidated Net Debt decreased to €1,792 million on March 31, 2007, versus €1,949 million on December 31, 2006, taking into account €314 million of proceeds from divestments completed in the first quarter 2007 and €59 million of financial restructuring costs.

3.

Building for the future

Rhodia is building for the future in businesses in which the Group holds strong leadership positions with excellent operating performance and strong pricing power. Investments are under way to strengthen further these businesses.

Polyamide:

✓

Major maintenance shutdown at Chalampé, France, in Q2 2007

✓

Start up of polymerization unit in Onsan, South Korea, in Q4 2007

✓

Expansion of intermediates production capacity in Brazil; start up in Q4 2008

Silcea:

✓

Joint venture agreement in China to secure competitive silicate sourcing as a base for future Silica development in Asia

✓

Growth opportunities in key Rare Earth markets (LCD & plasma displays, automotive emission control systems)

Organics:

✓

New Diphenols plant in China to come on-stream in June to enhance the existing leadership position.

✓

Continuing refocusing and restructuring efforts, notably in the fine organics businesses. In this context, the closure of the Mulhouse (France) plant was announced in March 2007.

*

Defined as "net cash provided by operating activities" plus "non recurring refinancing cash costs" minus Capital Expenditure"

Since the beginning of 2007, the Group has been actively pursuing refinancing initiatives to reduce interest costs and extend debt maturity:

✓

A new €600 million syndicated bank credit facility (in April 2007)

✓

A €595 million convertible bond issue (in April 2007)

✓

Redemption of remaining high cost senior and senior subordinated notes due in 2010 and 2011 (completion in June 2007).

1.

Outlook

Market conditions remain satisfactory, with solid volumes and a pricing power that remains strong, in an environment still influenced by high raw material and energy costs.

Rhodia confirms its 2007 outlook of strong growth in recurring EBITDA and generation of positive Free Cash Flow.

This press release and a detailed presentation are available at www.rhodia.com

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia, a chemist, leader in its businesses, is an international industrial group resolutely committed to sustainable development. The Group aims to improve its customers' performance through the pursuit of operational excellence and its ability to innovate. Structured around seven Enterprises, Rhodia is the partner of major players in the automotive, tire, electronics, perfume, health and beauty and home care markets. Rhodia is listed on Euronext Paris and the New York Stock Exchange. The Group generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04
Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

Results Fact Sheet: Q1 2007

Income Statement
€ million	Q1* 2006	Q1* 2007	Variation
Net Sales	1 203	1 260	4,7%
Other revenue	154	153
Recurring EBITDA	161	205	27,3%
Recurring EBITDA Margin **	13,4%(1)	16,3%(1)
Depreciation & Amortization	(81)	(74)
Other Gains and Losses	(6)	19
Restructuring Costs	(5)	(20)
Operating Profit	69	130	88,4%
Financial Results	(57)	(118)
Profit/(loss) before income tax	12	12
Income tax	(11)	(26)
Profit/(loss) from continuing operations	1	(14)
Profit/(loss) from discontinued operations	(36)	74
Net Profit/(loss)	(35)	60
Net Profit/(loss) (Group Share)	(36)	59
Minority interests	1	1

(1) Recurring EBITDA margin for Chemical business 14.1% vs 13.4% in Q1 06

Net Sales	Recurring EBITDA	Operating Profit
€ million	Q1* 2006	Q1* 2007	Variation	Q1* 2006	Q1* 2007	Variation	Q1* 2006	Q1* 2007
RHODIA	1 203	1 260	4,7%	161	205	27,3%	69	130
POLYAMIDE	464	481	3,7%	57	67	17,5%	32	42
ACETOW	109	102	(6,4)%	30	20	(33,3)%	21	12
NOVECARE	246	243	(1,2)%	29	30	3,4%	21	23
SILCEA	103	117	13,6%	15	24	60,0%	7	18
ECO SERVICES	56	52	(7,1)%	14	14		7	10
ORGANICS	232	220	(5,2)%	17	21	23,5%	4	14
ENERGY SERVICES		43		22	52	136,4%	17	47
CORPORATE & Others	(7)(2)	2(2)	128,6%	(23)	(23)		(40)	(36)

(2) including intercompany sales elimination

Net Financial Debt
March 31. 2006	Dec. 31. 2006	March 31. 2007
2 107	1 949	1 792

2007 outlook	2008 targets
Strong growth in Recurring EBITDA	Recurring EBITDA Margin** > 15% for the Chemical business
Positive Free Cash Flow	Establishing & maintaining a sound financial structure with a Net Debt / Recurring EBITDA ratio below 2

 * Unaudited               ** Calculated as Recurring EBITDA / Net Sales

Results Fact Sheet: Q1 2007

POLYAMIDE	• Solid demand continues but Q1 impacted by industrial action in France in February (€10m on Recurring EBITDA) • Solid pricing • Raw material costs higher than Q1 06 and continue to increase
ACETOW

•

Negative FX transaction due to the impact of the decline in the US Dollar. Currency hedging for H1 07 at $1.29/€ compared to $1.18/€ in H1 06

•

Price rises to offset raw material cost increases but impacts volumes

NOVECARE	• Strong volume growth particularly in Oil Field Chemicals & Personal Care markets • Negative FX conversion on sales due to decline in US dollar, however no impact on margins
SILCEA	• Significant volume growth in both Rare Earths (Catalysis & Electronics) and Silica Systems (Tyres) • Price rises more than offset raw material cost increases
ECO SERVICES	• Solid volumes and some mix improvement • Lower natural gas prices reflected through lower selling prices compared to Q1 06 • Negative FX conversion on sales, however no impact on margins
ORGANICS

•

Excellent Diphenol performance with strong volumes and pricing

•

Favorable trends in Isocyanates (HDI)

•

Restructuring and reorganization: divestment of French sulfuric products and closure announced of the Mulhouse site in France

ENERGY SERVICES

•

€42m Net Sales with €33m Recurring EBITDA generated from CERs, after production, selling and Group shared service costs

•

Optimization opportunities for natural gas sourcing offset lower cogeneration

€ million	Net Sales Q1* 2006	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales Q1* 2007
RHODIA	1 203	(13)	(40)	63	63	(16)	1 260
POLYAMIDE	464	(9)	(12)	3	43	(8)	481
ACETOW	109	2	(2)	(6)	4	(5)	102
NOVECARE	246	(3)	(11)	12	0	(1)	243
SILCEA	103	0	(4)	10	9	(1)	117
ECO SERVICES	56	1	(5)	3	(3)	0	52
ORGANICS	232	(15)	(5)	(1)	10	(1)	220
ENERGY SERVICES	0	0	0	43	0	0	43
CORPORATE & Others including intercompany sales elimination	(7)	11	(1)	(1)	0	0	2

€ million	Recurring EBITDA Q1* 2006	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Recurring EBITDA Q1* 2007	Recurring EBITDA Margin** Q1* 2007
RHODIA	161	(2)	(5)	46	44	(21)	(18)	205	16,3%
POLYAMIDE	57	(2)	(1)	0	33	(15)	(5)	67	13,9%
ACETOW	30	(1)	(1)	(3)	(1)	(2)	(2)	20	19,6%
NOVECARE	29	0	(2)	5	(1)	1	(2)	30	12,3%
SILCEA	15	2	(1)	7	7	(5)	(1)	24	20,5%
ECO SERVICES	14	(1)	(1)	2	(3)	3	0	14	26,9%
ORGANICS	17	0	(1)	(4)	9	(1)	1	21	9,5%
ENERGY SERVICES	22	0	0	39	0	(2)	(7)	52
CORPORATE & Others	(23)	0	2	0	0	0	(2)	(23)

*Including FX transaction effect                 ** Calculated as recurring EBITDA / Net Sales

Results Fact Sheet: Quarterly results

RHODIA	Q1* 2006	Q1* 2007	Q2* 2006	Q3* 2006	Q4* 2006	FY 2006
( M € )
Net Sales	1 203	1 260	1 211	1 179	1 217	4 810
Recurring EBITDA	161	205	167	160	195	683
% Sales**	13,4%	16,3%	13,8%	13,6%	16,0%	14,2%
Operating Profit	69	130	90	112	88	359

POLYAMIDE
( M € )
Net Sales	464	481	478	479	501	1 922
Recurring EBITDA	57	67	77	69	81	284
% Sales**	12,3%	13,9%	16,1%	14,4%	16,2%	14,8%
Operating Profit	32	42	51	46	43	172
ACETOW
( M € )
Net Sales	109	102	113	108	117	447
Recurring EBITDA	30	20	26	28	24	108
% Sales**	27,5%	19,6%	23,0%	25,9%	20,5%	24,2%
Operating Profit	21	12	21	20	16	78
NOVECARE
( M € )
Net Sales	246	243	239	229	222	936
Recurring EBITDA	29	30	26	28	27	110
% Sales**	11,8%	12,3%	10,9%	12,2%	12,2%	11,8%
Operating Profit	21	23	17	20	18	76
SILCEA
( M € )
Net Sales	103	117	103	98	108	412
Recurring EBITDA	15	24	17	13	16	61
% Sales**	14,6%	20,5%	16,5%	13,3%	14,8%	14,8%
Operating Profit	7	18	11	6	9	33
ECO SERVICES
( M € )
Net Sales	56	52	60	59	55	230
Recurring EBITDA	14	14	23	23	19	79
% Sales**	25,0%	26,9%	38,3%	39,0%	34,5%	34,3%
Operating Profit	7	10	19	18	14	58
ORGANICS
( M € )
Net Sales	232	220	229	213	201	875
Recurring EBITDA	17	21	21	14	22	74
% Sales**	7,3%	9,5%	9,2%	6,6%	10,9%	8,5%
Operating Profit	4	14	8	6	13	31
ENERGY SERVICES
( M € )
Net Sales		43		1	24	25
Recurring EBITDA	22	52	3	2	33	60
Operating Profit	17	47	3	29	27	76
CORPORATE & OTHERS
( M € )
Sales & intercompany sales elimination	(7)	2	(11)	(8)	(11)	(37)
Recurring EBITDA	(23)	(23)	(26)	(17)	(27)	(93)
Operating Profit	(40)	(36)	(40)	(33)	(52)	(165)

  * Unaudited                 ** Calculated as recurring EBITDA / Net Sales

Consolidated income statements as of March 31, 2007

(in millions of euros)	Quarter ended March 31,
	2007 (*)	2006 (*)
Net sales	1 260	1 203
Other revenue	153	154
Cost of sales	(1 121)	(1 125)
Administrative and selling expenditure	(139)	(128)
Research and development expenses	(22)	(24)
Restructuring costs	(20)	(5)
Other operating income/(expenses)	19	(6)
Operating profit	130	69
Finance income	32	38
Finance costs	(150)	(96)
Foreign exchange gains/(losses)	-	1
Share of profit/(losses) of associates	-	-
Profit/(loss) before income tax	12	12
Income tax expense	(26)	(11)
Profit/(loss) from continuing operations	(14)	1
Profit/(loss) from discontinued operations	74	(36)
Net Profit/(loss)	60	(35)
Attributable to:
Equity holders of Rhodia SA	59	(36)
Minority interests	1	1
Profit/(loss) per share from continuing operations (in euro) – basic and diluted	(0.01)	0.01
Profit/(loss) per share (in euro) – basic and diluted	0.05	(0.03)
Weighted average number of shares before dilution	1,204,191,159	1,176,716,541
Weighted average number of shares after dilution	1,213,331,753	1,176,716,541

  * Unaudited

Consolidated balance sheets as of March 31, 2007

Assets
(in millions of euros)	March 31, 2007 (*)	December 31, 2006
Property, plant & equipment	1 715	1 760
Goodwill	223	225
Other intangible assets	188	178
Investments in associates	10	4
Other non-current financial assets	116	121
Deferred tax assets	181	183
Non-current assets	2 433	2 471
Inventories	623	620
Income tax receivable	15	23
Trade and other receivables	1 137	1 082
Derivative financial instruments	43	34
Other current financial assets	18	19
Cash and cash equivalents	401	467
Assets classified as held for sale	20	437
Current assets	2 257	2 682
TOTAL ASSETS	4 690	5 153

* Unaudited

Liabilities and shareholders’ equity
(in millions of euros)	March 31, 2007 (*)	December 31, 2006
Share capital	1 204	1 204
Additional paid-in capital	23	23
Other reserves	125	109
Deficit	(1 889)	(1 989)
Equity attributable to equity holders of Rhodia SA	(537)	(653)
Minority interests	22	25
Total equity	(515)	(628)
Borrowings	1 730	2 022
Retirement benefits and similar obligations	1 180	1 227
Provisions	318	306
Deferred tax liabilities	33	32
Other non-current liabilities	52	43
Non-current liabilities	3 313	3 630
Borrowings	482	413
Derivative financial instruments	24	34
Retirement benefits and similar obligations	90	98
Provisions	146	147
Income tax payable	47	41
Trade and other payables	1 087	1 178
Liabilities associated with assets classified as held for sale	16	240
Current liabilities	1 892	2 151
TOTAL EQUITY AND LIABILITIES	4 690	5 153

* Unaudited

Consolidated statements of cash flows as of March 31, 2007

Quarter ended March 31,
(in millions of euros)	2007 (*)	2006 (*)
Net Profit/(loss) attributable to equity holders of Rhodia SA	59	(36)
Adjustments for :
Minority interests	1	1
Depreciation, amortization and impairment of long-term assets	75	94
Net increase/(decrease) in provisions and employee benefits	3	(22)
Net increase/(decrease) in financial provisions	-	42
Other income and expense	19	(2)
(Gain)/loss on disposal of non-current assets	(119)	22
Income tax expense/(income)	6	3
Foreign exchange losses/(gains)	1	(19)
Cash flow from operating activities before changes in working capital	45	83
Changes in working capital
- (Increase)/decrease in inventories and work in progress	(5)	(13)
- (Increase)/decrease in trade and other receivables	(38)	(15)
- Increase/(decrease) in trade and other payables	(65)	(60)
- (Increase)/decrease in other current assets and liabilities	3	(11)
Net cash from / (used by) operating activities	(60)	(16)
Purchases of property, plant and equipment	(68)	(57)
Purchases of other non-current assets	(14)	(9)
Proceeds on disposal of non-current assets	288	41
(Purchases of)/repayments of loans and financial investments	1	2
Net cash from / (used by) investing activities	207	(23)
New non-current borrowings, net of costs	59	5
Repayments of non-current borrowings, net of costs	(365)	(496)
Net increase/(decrease) in current borrowings	92	62
Net cash from / (used by) financing activities	(214)	(429)
Effect of foreign exchange rate changes	1	3
Net increase/(decrease) in cash and cash equivalents	(66)	(465)
Cash and cash equivalents at the beginning of the period	467	920
Cash and cash equivalents at the end of the period	401	455

* Unaudited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer